02044221

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 26, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: ______________________

Name: Craig L. Piercy
Title: Company Secretary

Dated: June 26, 2002

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated June 25, 2002, relating to acquisition of Delta Phones Pty Ltd.	1

1. Australian Stock Exchange Release, dated June 25, 2002, relating to acquisition of Delta Phones Pty Ltd.


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INVESTOR RELATIONS - LATEST ASX RELEASE

25 June 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

NEW TEL PURCHASES DELTA PHONES FOR MOBILE DIVISION

New Tel Limited announces that it has today entered into an agreement to purchase Delta Phones Pty Ltd (Delta), one of New Tel's major mobile phone dealers to strengthen the Mobile Division of New Tel.

The purchase consideration is $4 million paid as a convertible note with up to a further $1 million in performance incentives paid in New Tel ordinary shares. The note may be converted into shares any time between 9 September 2002 and 26 December 2003, with the number of shares to be issued to be determined by the closing price on the day prior to the conversion notice being received by the Company up to a maximum of 17.8 million shares. The performance incentives are based on the number of net mobile phone activations achieved in three years, with the number of shares to be issued to be determined by the closing price at the end of that period.

Delta is owned by Mr Mario Salvo (owner of Delta Europcar), Mr Joseph Touma and Mr Ray Sleiman. The purchase of Delta is a result of New Tel's assessment of it's dealer agreements arising from the recent acquisition of Digiplus. This consolidates the Company's mobile phone marketing program into one division with a strong retail presence and will decrease customer acquisition costs.

Delta has 30 retail outlets in Victoria and New South Wales which will be rebranded as New Tel stores, and New Tel will expand on these and Delta's 30 authorised agents to achieve a strong retail presence in all capital cities. The retail outlets will offer New Tel's complete range of products and services including competitive mobile services, local, national, international and internet.

Delta has a state of the art call centre facility and customer loyalty programmes that have proved very successful in securing and retaining customers, and New Tel will use these to enhance it's acquisition, retention and marketing programmes.

The Company may also seek shareholder approval for the issue of the consideration if required under Listing Rule 7.1.

A media release is attached.

Yours faithfully

CRAIG PIERCY
COMPANY SECRETARY

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New Tel
Everybody wants it. We've got it!
Company Profile | Investor Relations | News &

2

NEWS & EVENTS - LATEST MEDIA RELEASE

25 June 2002

TELCO IN $4 MILLION DELTA DEAL

Australian based telecommunications and multimedia group, New Tel Limited (ASX: NWL, NASDAQ: NWLL), is purchasing one of its major retail dealers in a $4 million deal which has an added $1 million performance incentive component.

The company is acquiring Delta Phones Pty Ltd, which has 30 retail outlets in NSW, and Victoria and a state of the art call centre. Delta is owned by Mario Salvo (owner of Delta Europcar), Joseph Touma and Ray Sleiman.

New Tel's managing director and CEO, Peter Malone, said today the Delta purchase resulted from an assessment of its national dealer network and its recent $50 million acquisition of Digiplus.

"Delta's customer loyalty programs along with their ability to secure and retain clients makes them an attractive proposition for New Tel," he said.

"In fact, once the arrangements are completed their programs will be central to our expanded mobile telephony division, and decrease our customer acquisition costs.

"New Tel is to rebrand Delta's retail outlets as New Tel shops, and we will offer customers our complete range of fixed, mobile, local, national and international telephony and Internet services.

"The $4 million will be paid via a convertible note and the incentive payment of up to $1 million depends on the number of mobile customers obtained over a three year period with the payment in New Tel shares determined by the closing price at the time."

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